Exhibit 99(d)

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

(SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

AN ENERGY FUTURE HOLDINGS CORP. ENTERPRISE

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING

FIRM

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

2008 Audited Financial Statements	Oncor Holdings’ audited financial statements for the year ended December 31, 2008

Capgemini	Capgemini Energy LP, a provider of business process support services to Oncor

EBITDA	Refers to earnings (net income) before interest expense, income taxes, depreciation and amortization

EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include Oncor and TCEH.

ERCOT	Electric Reliability Council of Texas, the independent system operator and the regional coordinator of the various electricity systems within Texas

ERISA	Employee Retirement Income Security Act of 1974, as amended

FASB	Financial Accounting Standards Board, the designated organization in the private sector for establishing standards for financial accounting and reporting

FERC	US Federal Energy Regulatory Commission

GAAP	generally accepted accounting principles

Intermediate Holding	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings.

Investment LLC	Refers to Oncor Management Investment LLC, a limited liability company and noncontrolling interest owner of Oncor, whose managing member is Oncor and whose Class B Interests are owned by officers, directors and key employees of Oncor.

IRS	US Internal Revenue Service

kWh	kilowatt-hours

LIBOR	London Interbank Offered Rate. An interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market.

Limited Liability Company Agreement	The Second Amended and Restated Limited Liability Company Agreement of Oncor, dated as of November 5, 2008, by and among Oncor Holdings, Texas Transmission and Investment LLC, as amended.

Luminant	Refers to subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation and wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

Merger	The transaction referred to in “Merger Agreement” (defined immediately below) that was completed on October 10, 2007.

Merger Agreement	Agreement and Plan of Merger, dated February 25, 2007, under which Texas Holdings agreed to acquire EFH Corp.

Oncor	Refers to Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings, and/or its wholly-owned consolidated bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC, depending on context.

i

Oncor Holdings	Refers to Oncor Electric Delivery Holdings Company LLC, a direct, wholly-owned subsidiary of Intermediate Holding and the direct majority owner of Oncor.

Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries

OPEB	other postretirement employee benefits

PUCT	Public Utility Commission of Texas

PURA	Texas Public Utility Regulatory Act

Purchase accounting	The purchase method of accounting for a business combination as prescribed by GAAP, whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs, are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

REP	retail electric provider

SARs	Stock Appreciation Rights

SARs Plan	Refers to the Oncor Electric Delivery Company LLC Stock Appreciation Rights Plan

Sponsor Group	Collectively, the investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (KKR), TPG Capital, L.P. and GS Capital Partners, an affiliate of Goldman Sachs & Co. (See Texas Holdings below.)

TCEH	Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of Energy Future Competitive Holdings Company and an indirect subsidiary of EFH Corp., and/or its subsidiaries, depending on context.

Texas Holdings	Refers to Texas Energy Future Holdings Limited Partnership, a limited partnership controlled by the Sponsor Group that owns substantially all of the common stock of EFH Corp.

Texas Holdings Group	Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities.

Texas Transmission	Refers to Texas Transmission Investment LLC, a limited liability company that owns a 19.75% equity interest in Oncor. Texas Transmission is not affiliated with EFH Corp., any of EFH Corp.’s subsidiaries or any member of the Sponsor Group.

TXU Energy	Refers to TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of TCEH engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

US	United States of America

This Annual Report occasionally makes references to Oncor Holdings or Oncor when describing actions, rights or obligations of their respective subsidiaries. These references reflect the fact that the subsidiaries are consolidated with their respective parent companies for financial reporting purposes. However, these references should not be interpreted to imply that the parent company is actually undertaking the action or has the rights or obligations of the relevant subsidiary company or that the subsidiary company is undertaking an action or has the rights or obligations of its parent company or any other affiliate.

ii

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of

Oncor Electric Delivery Holdings Company LLC

Dallas, Texas

We have audited the accompanying consolidated balance sheets of Oncor Electric Delivery Holdings Company LLC and subsidiaries (“Oncor Holdings” or the “Successor”) as of December 31, 2009 and 2008 (Successor balance sheets), and the related statements of consolidated income (loss), comprehensive income (loss), cash flows, and membership interests for the years ended December 31, 2009 and 2008 (Successor operations), and the period from October 11, 2007 through December 31, 2007 (Successor operations). We have also audited the accompanying statements of consolidated income (loss), comprehensive income (loss), cash flows, and shareholder’s equity of Oncor Electric Delivery Company LLC (the “Predecessor”) for the period from January 1, 2007 through October 10, 2007 (Predecessor operations). These financial statements are the responsibility of the Oncor Holdings’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Oncor Holdings is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Oncor Holdings’ internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Successor’s consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oncor Electric Delivery Holdings Company LLC and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years ended December 31, 2009 and 2008 and the period from October 11, 2007 through December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor’s consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Oncor Electric Delivery Company LLC for the period from January 1, 2007 through October 10, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, Oncor Holdings is a wholly-owned subsidiary of Energy Future Holdings Corp., which was merged with Texas Energy Future Merger Sub Corp on October 10, 2007.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 18, 2010

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

STATEMENTS OF CONSOLIDATED INCOME (LOSS)

(millions of dollars)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Operating revenues:
Affiliated	$1,018	$1,000	$209	$823
Nonaffiliated	1,672	1,580	324	1,144

Total operating revenues	2,690	2,580	533	1,967

Operating expenses:
Operation and maintenance	962	852	200	649
Write off of regulatory assets (Note 8)	25	—	—	—
Depreciation and amortization	557	492	96	366
Income taxes	145	191	25	150
Taxes other than income taxes	385	391	87	305

Total operating expenses	2,074	1,926	408	1,470

Operating income	616	654	125	497

Other income and deductions:
Impairment of goodwill (Note 3)	—	860	—	—
Other income (Note 20)	49	45	11	3
Other deductions (Note 20)	14	25	8	30
Nonoperating income taxes	28	26	6	9

Interest income	43	45	12	44

Interest expense and related charges (Note 20)	346	316	70	242

Net income (loss)	320	(483)	64	263
Net (income) loss attributable to noncontrolling interests	(64)	160	—	—

Net income (loss) attributable to Oncor Holdings	$256	$(323)	$64	$263

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

(millions of dollars)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Net income (loss)	$320	$(483)	$64	$263

Other comprehensive income, net of tax effects:

Cash flow hedges:
Net decrease in fair value of derivatives (net of tax benefit of —, $1, — and —)	—	(2)	—	—
Derivative value net losses related to hedged transactions recognized during the period in net income (net of tax expense of $— in all periods)	—	—	—	1

Comprehensive income (loss)	320	(485)	64	264
Comprehensive (income) loss attributable to noncontrolling interests	(64)	160	—	—

Comprehensive income (loss) attributable to Oncor Holdings	$256	$(325)	$64	$264

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

STATEMENTS OF CONSOLIDATED CASH FLOWS

(millions of dollars)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Cash flows — operating activities:
Net income (loss)	$320	$(483)	$64	$263
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	522	451	95	366
Write off of regulatory assets (Note 8)	25	—	—	—
Deferred income taxes – net	78	159	71	21
Amortization of investment tax credits	(5)	(5)	(1)	(4)
Reversal of reserve recorded in purchase accounting (Note 13)	(10)	—	—	—
Impairment of goodwill (Note 3)	—	860	—	—
Bad debt expense	(3)	1	(2)	2
Stock-based incentive compensation expense	—	—	—	3
Other, net	2	5	3	1
Changes in operating assets and liabilities:
Accounts receivable – trade (including affiliates)	(29)	(1)	39	(47)
Impact of accounts receivable sales program (Note 9)	—	—	(113)	27
Inventories	(29)	(12)	6	19
Accounts payable – trade (including affiliates)	7	6	(3)	8
Deferred advanced metering system revenues (Note 8)	57	—	—	—
Other – assets	(40)	(141)	(32)	(24)
Other – liabilities	55	(11)	(62)	47

Cash provided by operating activities	950	829	65	682

Cash flows — financing activities:
Issuance of long-term debt	—	1,500	—	800
Repayments of long-term debt	(104)	(99)	(832)	(264)
Net increase (decrease) in short-term borrowings	279	(943)	895	(288)
Proceeds from sale of noncontrolling interests, net of transaction costs (Note 14)	—	1,253	—	—
Distribution to parent of equity sale net proceeds	—	(1,253)	—	—
Distributions/dividends to parent	(216)	(330)	—	(326)
Distributions to noncontrolling interests	(56)	—	—	—
Net decrease in advances from parent	—	—	—	(24)
Decrease in income tax-related note receivable from TCEH	35	34	9	24
Excess tax benefit on stock-based incentive compensation	—	10	15	—
Debt discount, financing and reacquisition expenses – net	(3)	(18)	(1)	(10)

Cash provided by (used in) financing activities	(65)	154	86	(88)

Cash flows — investing activities:
Capital expenditures	(998)	(919)	(162)	(580)
Cash settlements related to outsourcing contract termination (Note 16)	—	20	—	—
Other	16	20	16	2

Cash used in investing activities	(982)	(879)	(146)	(578)

Net change in cash and cash equivalents	(97)	104	5	16

Cash and cash equivalents — beginning balance	126	22	17	1

Cash and cash equivalents — ending balance	$29	$126	$22	$17

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (SUCCESSOR)

CONSOLIDATED BALANCE SHEETS

(millions of dollars)

	Successor
	December 31, 2009	December 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	$29	$126
Restricted cash (Note 15)	47	51
Trade accounts receivable from nonaffiliates — net (Note 9)	243	217
Trade accounts and other receivables from affiliates	188	182
Income taxes receivable from EFH Corp. (Note 19)	—	22
Materials and supplies inventories — at average cost	92	63
Accumulated deferred income taxes (Note 7)	10	54
Prepayments	76	75
Other current assets	8	9

Total current assets	693	799

Restricted cash (Note 15)	14	16
Investments and other property (Note 15)	72	72
Property, plant and equipment — net (Note 20)	9,174	8,606
Goodwill (Note 20)	4,064	4,064
Note receivable due from TCEH (Note 19)	217	254
Regulatory assets — net (Note 8)	1,959	1,892
Other noncurrent assets	51	60

Total assets	$16,244	$15,763

LIABILITIES AND MEMBERSHIP INTERESTS

Current liabilities:
Short-term borrowings (Note 10)	$616	$337
Long-term debt due currently (Note 11)	108	103
Trade accounts payable	129	124
Income taxes payable to EFH Corp. (Note 19)	5	—
Accrued taxes other than income taxes	137	141
Accrued interest	104	103
Other current liabilities	106	99

Total current liabilities	1,205	907

Accumulated deferred income taxes (Notes 1 and 7)	1,369	1,333
Investment tax credits	37	42
Long-term debt, less amounts due currently (Note 11)	4,996	5,101
Other noncurrent liabilities and deferred credits (Note 20)	1,879	1,720

Total liabilities	9,486	9,103

Commitments and contingencies (Note 12)

Membership interests (Note 13):
Oncor Holdings membership interest	5,395	5,305
Noncontrolling interests in subsidiary	1,363	1,355

Total membership interests	6,758	6,660

Total liabilities and membership interests	$16,244	$15,763

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (SUCCESSOR)

STATEMENTS OF CONSOLIDATED MEMBERSHIP INTERESTS

(millions of dollars)

	Successor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007
Capital account:
Balance at beginning of period (a)	$5,307	$7,643	$7,539
Net income (loss) attributable to Oncor Holdings	256	(323)	64
Distributions paid to parent	(216)	(1,583)	—
Capital contributions (b)	50	—	—
Effect of sale of noncontrolling interests (Notes 13 and 14)	—	(406)	—
Distribution of investment in Oncor Communications Holding Company LLC to parent	—	(24)	—
Investment by Texas Holdings	—	—	12
Settlement of incentive compensation plans	—	—	28

Balance at end of period	5,397	5,307	7,643

Accumulated other comprehensive income (loss), net of tax effects:
Balance at beginning of period	(2)	—	—
Net effects of cash flow hedges	—	(2)	—

Balance at end of period	(2)	(2)	—

Oncor Holdings membership interest at end of period	5,395	5,305	7,643

Noncontrolling interests in subsidiary (Note 14):
Balance at beginning of period	1,355	—	—
Net income (loss) attributable to noncontrolling interests	64	(160)	—
Distributions to noncontrolling interests	(56)	(2)	—
Investment	—	1,253	—
Effect of sale of noncontrolling interests (Note 14)	—	265	—
Other	—	(1)	—

Noncontrolling interests in subsidiary at end of period	1,363	1,355	—

Total membership interests at end of period	$6,758	$6,660	$7,643

(a)	The beginning equity balance for the period from October 11, 2007 through December 31, 2007 reflects the application of push-down accounting as a result of the Merger.
(b)	Reflects noncash settlement of certain income taxes payable arising as a result of the sale of noncontrolling interests in Oncor.

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

STATEMENT OF CONSOLIDATED SHAREHOLDER’S EQUITY

(millions of dollars)

Predecessor
Period from January 1, 2007 through October 10, 2007
Common stock without par value (number of authorized shares — 100,000,000):
Balance at beginning of period	$1,986
Effects of stock-based incentive compensation plans (Note 13)	18

Balance at end of period (number of shares outstanding October 10, 2007 — 0)	2,004

Retained earnings:
Balance at beginning of period	1,008
Net income	263
Dividends to parent	(326)
Effect of adoption of accounting guidance related to uncertain tax positions (Note 6)	(9)
Other	1

Balance at end of period	937

Accumulated other comprehensive income (loss), net of tax effects:
Balance at beginning of period	(19)
Net effects of cash flow hedges	1

Balance at end of period	(18)

Total shareholder’s equity at end of period	$2,923

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Oncor Holdings is a Dallas, Texas-based holding company whose financial statements reflect almost entirely the operations of its direct, majority (approximately 80%) owned subsidiary, Oncor. Oncor is a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs, including subsidiaries of TCEH, that sell power in the north-central, eastern and western parts of Texas. Distribution revenues from TCEH represented 38% and 39% of total revenues for the years ended December 31, 2009 and 2008, respectively. Oncor Holdings is a direct, wholly-owned subsidiary of Intermediate Holding, a direct, wholly-owned subsidiary of EFH Corp. With the closing of the Merger on October 10, 2007, EFH Corp. became a subsidiary of Texas Holdings, which is controlled by the Sponsor Group (see Note 2), and Oncor Holdings and Intermediate Holding were formed. See “Glossary” for definition of terms and abbreviations, including the Merger. References in this report to Oncor Holdings are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. Oncor Holdings’ financial statements reflect almost entirely the operations of Oncor; consequently, there are no separate reportable business segments.

Oncor Holdings’ consolidated financial statements include its indirect, bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC. This financing subsidiary was organized for the limited purpose of issuing specified transition bonds in 2003 and 2004. Oncor Electric Delivery Transition Bond Company LLC issued $1.3 billion principal amount of securitization (transition) bonds to recover generation-related regulatory asset stranded costs and other qualified costs under an order issued by the PUCT in 2002.

Various “ring-fencing” measures have been taken to enhance the credit quality of Oncor Holdings and Oncor. These measures serve to mitigate Oncor’s and Oncor Holdings’ credit exposure to the Texas Holdings Group and to reduce the risk that the assets and liabilities of Oncor or Oncor Holdings would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in the event of a bankruptcy of one or more of those entities. Such measures include, among other things: Oncor’s sale of a 19.75% equity interest to Texas Transmission in November 2008; maintenance of separate books and records for the Oncor Ring-Fenced Entities; the board of directors of Oncor Holdings and Oncor being comprised of a majority of independent directors, and prohibitions on the Oncor Ring-Fenced Entities’ providing credit support to, or receiving credit support from, any member of the Texas Holdings Group. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of the Texas Holdings Group, including TXU Energy and Luminant, and none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or other obligations of any member of the Texas Holdings Group. Oncor and Oncor Holdings do not bear any liability for obligations of the Texas Holdings Group (including, but not limited to, debt obligations), and vice versa. Accordingly, Oncor Holdings’ operations are conducted, and its cash flows managed, independently from the Texas Holdings Group.

See Note 14 for discussion of noncontrolling interests sold by Oncor in November 2008.

Basis of Presentation

The consolidated financial statements of Oncor Holdings have been prepared in accordance with US GAAP. The accompanying consolidated statements of income (loss), comprehensive income (loss), cash flows and membership interests/shareholder’s equity present results of operations and cash flows of Oncor Holdings for periods subsequent to the Merger (Successor) and of Oncor for periods preceding the Merger (Predecessor), since Oncor Holdings did not exist prior to the Merger. The consolidated financial statements have been prepared on the same basis as the 2008 Audited Financial Statements. The consolidated financial statements of the Successor reflect the application of purchase accounting in accordance with the provisions of accounting standards related to business combinations. All intercompany items and transactions have been eliminated in consolidation. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated. Subsequent events have been evaluated through February 18, 2010, the date these consolidated financial statements were issued.

Income Taxes

EFH Corp. files a consolidated federal income tax return. Prior to 2007, federal income taxes were allocated to subsidiaries, including Oncor Holdings and Oncor, based on their respective taxable income or loss. Effective with the November 2008 sale of equity interests in Oncor (see Note 14), Oncor became a partnership for US federal income tax purposes, and subsequently EFH Corp.’s share of partnership income is included in its consolidated federal income tax return. In connection with the Merger, Oncor, Oncor Holdings and EFH Corp. entered into a tax sharing agreement (amended in November 2008 to include Texas Transmission and Investment LLC) that is retroactive to January 1, 2007. The tax sharing agreement provides for the calculation of tax liability for each of Oncor Holdings and Oncor substantially as if these entities file their own income tax returns and requires tax payments to their members determined on that basis (without duplication for any income taxes paid by a subsidiary of Oncor Holdings). Deferred income taxes are provided for temporary differences between the book and tax bases of assets and liabilities of Oncor Holdings, which primarily relate to the difference between the book and tax basis of the investment in Oncor.

Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, are determined in accordance with the provisions of accounting guidance for income taxes and for uncertainty in income taxes. See Note 7 for additional detail.

Use of Estimates

Preparation of Oncor Holdings’ financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments, other than those disclosed elsewhere herein, were made to previous estimates or assumptions during the current year.

Purchase Accounting

The Merger was accounted for under purchase accounting, whereby the total purchase price of the transaction was allocated to EFH Corp.’s identifiable tangible and intangible assets acquired and liabilities assumed based on their fair values, and the excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. The allocation resulted in a significant amount of goodwill, a portion of which was assigned to Oncor Holdings. See Note 2 for details regarding the effect of purchase accounting.

Derivative Instruments and Mark-to-Market Accounting

Oncor has from time-to-time entered into derivative instruments, referred to as interest rate swaps, to hedge interest rate risk. If the instrument meets the definition of a derivative under accounting standards related to derivative instruments and hedging activities, the fair value of each derivative is required to be recognized on the balance sheet as a derivative asset or liability and changes in the fair value recognized in net income, unless criteria for certain exceptions are met. This recognition is referred to as “mark-to-market” accounting.

Because derivative instruments are frequently used as economic hedges, accounting standards related to derivative instruments and hedging activities allow for “hedge accounting,” which provides for the designation of such instruments as cash flow or fair value hedges if certain conditions are met. A cash flow hedge mitigates the risk associated with the variability of the future cash flows related to an asset or liability (e.g., debt with variable interest rate payments), while a fair value hedge mitigates risk associated with fixed future cash flows (e.g., debt with fixed interest rate payments). In accounting for cash flow hedges, derivative assets and liabilities are recorded on the balance sheet at fair value with an offset to other comprehensive income to the extent the hedges are effective. Amounts remain in accumulated other comprehensive income, unless the underlying transactions become probable of not occurring, and are reclassified into net income as the related transactions (hedged items) settle and affect net income. Fair value hedges are recorded as derivative assets or liabilities with an offset to net income, and the carrying value of the related asset or liability (hedged item) is adjusted for changes in fair value with an offset to net income. If the fair value hedge is settled prior to the maturity of the hedged item, the cumulative fair value gain or loss associated with the hedge is amortized into income over the remaining life of the hedged item. To qualify for hedge accounting, a hedge must be considered highly effective in offsetting changes in fair value of the hedged item. Assessment of the hedge’s effectiveness is tested at least quarterly throughout its term to continue to qualify for hedge accounting. Hedge ineffectiveness, even if the hedge continues to be assessed as effective, is immediately recognized in net income. Ineffectiveness is generally measured as the cumulative excess, if any, of the change in value of the hedging instrument over the change in value of the hedged item.

Revenue Recognition

Revenue from delivery services are recorded under the accrual method of accounting. Revenues are recognized when delivery services are provided to customers on the basis of periodic cycle meter readings and include an estimate for revenues earned from the meter reading date to the end of the period with an adjustment for the impact of weather and other factors on unmetered deliveries (unbilled revenue).

Impairment of Goodwill and Other Intangible Assets

Oncor Holdings evaluates goodwill for impairment at least annually. The impairment tests performed are based on determinations of enterprise value using discounted cash flow analyses, comparable company equity values and any relevant transactions indicative of enterprise values. See Note 20 for details of goodwill and other intangible assets and Note 3 for discussion of a goodwill impairment charge recorded in 2008.

In 2009, Oncor Holdings changed the annual test date from October 1 to December 1. Management determined the new annual goodwill test date is preferable because of efficiencies gained by aligning the test with Oncor Holdings’ annual budget and five-year plan processes in the fourth quarter. The change in the annual test date did not delay, accelerate or avoid an impairment charge, and retrospective application of this change in accounting principle did not affect previously reported results.

System of Accounts

The accounting records of Oncor Holdings have been maintained in accordance with the FERC Uniform System of Accounts as adopted by the PUCT.

Defined Benefit Pension Plans and Other Postretirement Employee Benefit (OPEB) Plans

Oncor participates in an EFH Corp. pension plan that offers benefits based on either a traditional defined benefit formula or a cash balance formula and an OPEB plan that offers certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from Oncor. Costs of pension and OPEB plans are dependent upon numerous factors, assumptions and estimates. See Note 17 for additional information regarding pension and OPEB plans.

Stock-Based Incentive Compensation

Prior to the Merger, EFH Corp. provided discretionary awards payable in its common stock to qualified managerial employees of Oncor under EFH Corp.’s shareholder-approved long-term incentive plans. Oncor Holdings recognized expense for these awards over the vesting period based on the grant-date fair value of those awards. In November 2008, Oncor implemented the SARs Plan for certain management that purchased equity interests in Oncor indirectly by investing in Investment LLC. SARs have been awarded under the SARs Plan and are being accounted for based upon the provisions of guidance for share-based payment. See Note 18 for information regarding stock-based compensation, including SARs granted to certain members of Oncor’s board of directors.

Fair Value of Nonderivative Financial Instruments

The carrying amounts for financial assets classified as current assets and the carrying amounts for financial liabilities classified as current liabilities approximate fair value due to the short maturity of such instruments. The fair values of other financial instruments, for which carrying amounts and fair values have not been presented, are not materially different than their related carrying amounts.

Franchise Taxes

Franchise taxes are assessed to Oncor by local governmental bodies, based on kWh delivered and are the principal component of “taxes other than income taxes” as reported in the income statement. Franchise taxes are not a “pass through” item. Rates charged to customers by Oncor are intended to recover the franchise taxes, but Oncor is not acting as an agent to collect the taxes from customers.

Cash and Cash Equivalents

For purposes of reporting cash and cash equivalents, temporary cash investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. See Note 15 for details regarding restricted cash.

Property, Plant and Equipment

Properties are stated at original cost. The cost of self-constructed property additions includes materials and both direct and indirect labor and applicable overhead and an allowance for funds used during construction.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated service lives of the properties based on depreciation rates approved by the PUCT. Depreciation rates include plant removal costs as a component of depreciation expense, consistent with regulatory treatment. As is common in the industry, depreciation expense is recorded using composite depreciation rates that reflect blended estimates of the lives of major asset groups as compared to depreciation expense calculated on a component asset-by-asset basis.

In accordance with the PUCT’s August 2009 order in Oncor’s rate review, the remaining net book value and anticipated removal cost of existing meters that are being replaced by advanced meters is being charged (amortized) to expense over an 11-year cost recovery period.

Allowance For Funds Used During Construction (AFUDC)

AFUDC is a regulatory cost accounting procedure whereby both interest charges on borrowed funds and a return on equity capital used to finance construction are included in the recorded cost of utility plant and equipment being constructed. AFUDC is capitalized on all projects involving construction periods lasting greater than thirty days. The equity portion of capitalized AFUDC is accounted for as other income. There was no equity AFUDC for the periods presented. See Note 20 for detail of amounts charged to interest expense.

Regulatory Assets and Liabilities

The financial statements of Oncor Holdings reflect regulatory assets and liabilities under cost-based rate regulation in accordance with accounting standards related to the effect of certain types of regulation. The assumptions and judgments used by regulatory authorities continue to have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates. See Note 8 for details of regulatory assets and liabilities.

Sale of Noncontrolling Interests

See Note 14 for discussion of accounting for the sale of noncontrolling interests by Oncor.

Changes in Accounting Standards

In June 2009, the FASB issued “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles,” which establishes the FASB Accounting Standards Codification™ (Codification) as the source of authoritative US GAAP recognized by the FASB to be applied to nongovernmental entities. The Codification was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification did not affect reported results of operations, financial condition or cash flows.

In May 2009, the FASB issued new guidance related to subsequent events that requires disclosure of the date through which Oncor Holdings has evaluated subsequent events related to the financial statements being issued and the basis for that date. The adoption of this guidance as of April 1, 2009 did not affect reported results of operations, financial condition or cash flows, and the required disclosure is provided above in “Basis of Presentation.”

2.	FINANCIAL STATEMENT EFFECTS OF THE MERGER

EFH Corp. accounted for the Merger under purchase accounting in accordance with the provisions of accounting standards related to business combinations, whereby the total purchase price of the transaction was allocated to EFH Corp.’s identifiable tangible and intangible assets acquired and liabilities assumed based on their fair values as of the Merger date. As a result of cost-based regulatory rate-setting processes, the book value of the majority of Oncor’s assets and liabilities effectively represents fair value, and no adjustments to the carrying value of those regulated assets or liabilities were recorded. The excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. The purchase price was allocated to TCEH and Oncor. The purchase price amount assigned to Oncor was based on the relative enterprise value of the business on the closing date of the Merger and resulted in an excess of purchase price over fair value of assets and liabilities of $4.9 billion, which was recorded as goodwill. See Note 20 for disclosures related to goodwill and Note 3 regarding an impairment charge recorded in the fourth quarter of 2008.

The following table summarizes the final purchase price allocation to the estimated fair values of the assets acquired and liabilities assumed (billions of dollars):

Purchase price assigned to Oncor		$7.6

Property, plant and equipment	7.9
Regulatory assets – net	1.3
Other assets	1.3

Total assets acquired	10.5

Short-term borrowings and long-term debt	5.1
Deferred income tax liabilities	1.3
Other liabilities	1.4

Total liabilities assumed	7.8

Net identifiable assets acquired		2.7

Goodwill		$4.9

As part of purchase accounting, the carrying value of certain generation-related regulatory assets securitized by transition bonds, which have been reviewed and approved by the PUCT for recovery but without earning a rate of return, was reduced by $213 million. This amount will be accreted to other income over the recovery period remaining as of the closing date of the Merger (approximately nine years). The related securitization (transition) bonds were also fair valued and the resulting discount of $12 million will be amortized to interest expense over the life of the bonds remaining as of the closing date of the Merger (approximately nine years).

The final purchase price allocation includes $16 million in liabilities recorded in connection with the notice of termination of outsourcing arrangements with Capgemini under the change of control provisions of such arrangements (also see Note 16). Oncor incurred $4 million of these exit liabilities during the year ended December 31, 2009. In December 2009, Oncor recorded a $10 million reversal of a portion of these exit liabilities due primarily to a shorter than expected outsourcing services transition period, and this reversal is reflected in other income (see Note 19). The remaining accrual totaling $2 million is expected to be settled in 2010.

3.	GOODWILL IMPAIRMENT

The 2009 annual goodwill impairment testing performed as of October 1 and December 1, 2009 in accordance with accounting guidance for a change in annual impairment testing dates resulted in no impairment (see discussion in Note 1 regarding change in the annual test date from October 1 to December 1). The testing determined that Oncor Holdings’ estimated fair value (enterprise value) exceeded its carrying value by approximately 10%, resulting in no additional testing being required and no impairment. Key assumptions in the valuation include discount rates, growth of the rate base and return on equity allowed by the regulatory authority.

In the fourth quarter of 2008, Oncor Holdings recorded a goodwill impairment charge totaling $860 million, which is not deductible for income tax-related purposes.

Although the annual goodwill impairment test date set by management was October 1, management determined that in consideration of the continuing deterioration of securities values during the fourth quarter of 2008, an impairment testing trigger occurred subsequent to that test date; consequently, the impairment charge was based on estimated fair values at December 31, 2008. The fair value calculation was completed in the first quarter of 2009 with no additional impairment charge.

The impairment determination involved significant assumptions and judgments in estimating enterprise values and the fair values of assets and liabilities. The impairment primarily arose from the dislocation in the capital markets that increased interest rate spreads and the resulting discount rates used in estimating fair values and the effect of declines in market values of debt and equity securities of comparable companies.

The calculations supporting the impairment determination utilized models that took into consideration multiple inputs, including debt yields, equity prices of comparable companies and other inputs. These models were generally used in developing long-term forward discount rates for determining enterprise value and fair values of certain individual assets and liabilities. The fair value measurements resulting from such models are classified as Level 3 non-recurring fair value measurements consistent with accounting standards related to the determination of fair value.

4.	STIPULATION APPROVED BY THE PUCT

Oncor and Texas Holdings agreed to the terms of a stipulation, which was conditional upon completion of the Merger, with major interested parties to resolve all outstanding issues in the PUCT review related to the Merger. In February 2008, the PUCT entered an order approving the stipulation. The PUCT issued a final order on rehearing in April 2008 that has been appealed to the 200th District Court of Travis County, Texas. The parties to the appeal have agreed to a schedule that would result in a hearing in June 2010.

In addition to commitments Oncor made in its filings in the PUCT review, the stipulation included the following provisions, among others:

•

Oncor provided a one-time $72 million refund to its REP customers in the September 2008 billing cycle. The refund was in the form of a credit on distribution fee billings. The liability for the refund was recorded as part of purchase accounting.

•

Consistent with the 2006 cities rate settlement (see Note 5), Oncor filed a system-wide rate case in June 2008 based on a test-year ended December 31, 2007. In August 2009, the PUCT issued a final order on this rate case. See Note 8.

•

Oncor agreed not to request recovery of approximately $56 million of regulatory assets related to self-insurance reserve costs and 2002 restructuring expenses. These regulatory assets were eliminated as part of purchase accounting.

•

The dividends paid by Oncor will be limited through December 31, 2012, to an amount not to exceed Oncor’s net income (determined in accordance with GAAP, subject to certain defined adjustments) for the period beginning October 11, 2007 and ending December 31, 2012, and are further limited by an agreement that Oncor’s regulatory capital structure, as determined by the PUCT, will be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity.

•	Oncor committed to minimum capital spending of $3.6 billion over the five-year period ending December 31, 2012, subject to certain defined conditions.

•

Oncor committed to an additional $100 million in spending over the five-year period ending December 31, 2012 on demand-side management or other energy efficiency initiatives. These additional expenditures will not be recoverable in rates, and this amount was recorded as a regulatory liability as part of purchase accounting and consistent with accounting standards related to the effect of certain types of regulation.

•	If Oncor’s credit rating is below investment grade with two or more rating agencies, TCEH will post a letter of credit in an amount of $170 million to secure TXU Energy’s payment obligations to Oncor.

•	Oncor agreed not to request recovery of the $4.9 billion of goodwill resulting from purchase accounting or any future impairment of the goodwill in its rates.

5.	CITIES RATE SETTLEMENT IN 2006

In January 2006, Oncor agreed with a steering committee representing 108 cities in Texas (Cities) to defer the filing of a system-wide rate case with the PUCT to no later than July 1, 2008 (based on a test year ending December 31, 2007). Oncor filed the rate case with the PUCT in June 2008, and the PUCT issued a final order on the case in 2009. Oncor extended the benefits of the agreement to 292 nonlitigant cities. The agreements provided that Oncor would make payments to participating cities totaling approximately $70 million, including incremental franchise taxes.

This amount was recognized in earnings over the period from May 2006 through June 2008. Amounts recognized totaled $11 million in 2009, $23 million in 2008, $8 million for the period October 11, 2007 through December 31, 2007 and $25 million for the period January 1, 2007 through October 10, 2007, of which $2 million, $13 million, $6 million and $20 million, respectively, is reported in other deductions (see Note 20), and the remainder as taxes other than income taxes. Amounts recognized in 2009 represented extension of benefits per the agreement as a result of the timing of completion of the rate case.

6.	ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

Effective January 1, 2007, EFH Corp. and its subsidiaries adopted accounting guidance related to uncertain tax positions. This guidance requires that each tax position be reviewed and assessed with recognition and measurement of the tax benefit based on a “more-likely-than-not” standard with respect to the ultimate outcome, regardless of whether this assessment is favorable or unfavorable. Oncor Holdings applied updated guidance to determine if each tax position was effectively settled for the purpose of recognizing previously uncertain tax positions. Oncor Holdings completed its review and assessment of uncertain tax positions and in 2007 recorded a net charge to retained earnings and an increase to noncurrent liabilities of $9 million in accordance with the new accounting rule.

EFH Corp. and its subsidiaries file income tax returns in US federal, state and foreign jurisdictions and are subject to examinations by the IRS and other taxing authorities. Examinations of EFH Corp. and its subsidiaries’ income tax returns for the years ending prior to January 1, 2003 are complete, but the tax years 1997 through 2002 remain in appeals with the IRS. In 2008, EFH Corp. was notified of the commencement of an IRS audit of tax years 2003 to 2006. The audit is expected to require two years to complete. Texas franchise and margin tax returns are under examination or still open for examination for tax years beginning after 2002. Prior to the 2007 Merger, Oncor was a member of EFH Corp.’s consolidated group federal income tax returns.

Oncor Holdings classifies interest and penalties expense related to uncertain tax positions as current income tax expense. Amounts recorded related to interest and penalties totaled a benefit of $5 million in the year ended December 31, 2009 and expenses of $6 million (including $2 million recorded as goodwill) in the year ended December 31, 2008, $2 million for the period October 11, 2007 through December 31, 2007 and $3 million for the period January 1, 2007 through October 10, 2007 (all amounts after tax).

Noncurrent liabilities included a total of $20 million and $22 million in accrued interest at December 31, 2009 and 2008, respectively. Effective in 2009, the federal income tax benefit on the interest accrued on uncertain tax positions is recorded as accumulated deferred income taxes. Such amounts were previously reported net as a reduction of the liability for uncertain tax positions.

The following table summarizes the changes to the uncertain tax positions, reported in other noncurrent liabilities in the consolidated balance sheet, during the years ended December 31, 2009 and 2008:

	2009	2008
Balance at January 1, excluding interest and penalties	$122	$111
Additions based on tax positions related to prior years	22	41
Reductions based on tax positions related to prior years	(73)	(30)
Additions based on tax positions related to the current year	—	—

Balance at December 31, excluding interest and penalties	$71	$122

Of the balance at December 31, 2009, $60 million represents tax positions for which the uncertainty relates to the timing of recognition for tax purposes. The disallowance of such positions would not affect the effective tax rate, but would accelerate the payment of cash under the tax sharing agreement to an earlier period.

With respect to tax positions for which the ultimate deductibility is uncertain (permanent items), should EFH Corp. or Oncor Holdings sustain such positions on income tax returns previously filed, Oncor Holdings’ liabilities recorded would be reduced by $11 million, resulting in increased net income and a favorable impact on the effective tax rate.

Oncor Holdings does not expect the total amount of liabilities recorded related to uncertain tax positions will significantly increase or decrease within the next 12 months.

7.	INCOME TAXES

The components of Oncor Holdings’ income tax expense are as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Reported in operating expenses:
Current:
US federal	$69	$37	$(46)	$116
State	17	17	—	12
Deferred:
US federal	67	142	74	26
State	(3)	—	(2)	—
Amortization of investment tax credits	(5)	(5)	(1)	(4)

Total	145	191	25	150

Reported in other income and deductions:
Current:
US federal	13	8	7	8
State	1	1	—	1
Deferred federal	14	17	(1)	—

Total deferred	28	26	6	9

Total income tax expense	$173	$217	$31	$159

Reconciliation of income taxes computed at the US federal statutory rate to income tax expense:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Income (loss) before income taxes	$493	$(266)	$95	$422

Income taxes at the US federal statutory rate of 35%	$173	$(93)	$33	$148
Goodwill impairment	—	301	—	—
Amortization of investment tax credits – net of deferred tax effect	(5)	(5)	(1)	(4)
Amortization (under regulatory accounting) of statutory tax rate changes	(2)	(3)	(1)	(3)
Texas margin tax, net of federal tax benefit	12	11	(1)	8
Medicare subsidy	(6)	(5)	(2)	(5)
Nondeductible losses (gains) on benefit plan investments	(1)	4	—	(2)
Other, including audit settlements	2	7	3	17

Income tax expense	$173	$217	$31	$159

Effective rate	35.1%	—	32.6%	37.7%

Deferred income taxes provided for temporary differences based on tax laws in effect at the December 31, 2009 and 2008 balance sheet dates are as follows:

	Successor
	December 31, 2009			December 31, 2008 (a)
	Total	Current	Noncurrent	Total	Current	Noncurrent
Deferred Income Tax Assets:
Alternative minimum tax credit carryforwards	$10	$10	$—	$54	$54	$—

Total	10	10	—	54	54	—

Deferred Income Tax Liabilities:
Basis difference in Oncor partnership	1,369	—	1,369	1,333	—	1,333

Total	1,369	—	1,369	1,333	—	1,333

Net Deferred Income Tax (Asset) Liability	$1,359	$(10)	$1,369	$1,279	$(54)	$1,333

(a)	See Note 13.

At December 31, 2009, Oncor Holdings had $10 million of alternative minimum tax (AMT) credit carryforwards available to offset future tax sharing payments. The AMT credit carryforwards have no expiration date.

The component of deferred income tax liabilities referred to as “basis difference in Oncor partnership” arose as a result of the Oncor equity interests sale (see Note 14) at which time Oncor became a partnership for US federal income tax purposes. The amount of this basis difference at the date of the transaction represented Oncor Holdings’ interest (approximately 80%) in the net deferred tax liabilities related to Oncor’s individual operating assets and liabilities. The remaining net deferred tax liabilities associated with Oncor ($321 million at December 31, 2009) that are attributable to the noncontrolling interests have been reclassified as other noncurrent liabilities (see Note 20).

See Note 6 for discussion regarding accounting for uncertain tax positions.

8.	REGULATORY ASSETS AND LIABILITIES

Recognition of regulatory assets and liabilities and the amortization periods over which they are expected to be recovered or refunded through rate regulation reflect the decisions of the PUCT. Components of the regulatory assets and liabilities are provided in the table below. Amounts not earning a return through rate regulation are noted. On August 31, 2009, the PUCT issued a final order on Oncor’s rate review filed in June 2008. The rate review included a determination of the recoverability of regulatory assets as of December 31, 2007, including the recoverability period of those assets deemed allowable by the PUCT. The PUCT’s findings included denial of recovery of certain regulatory assets primarily related to business restructuring costs and rate case expenses, which resulted in a $25 million charge ($16 million after-tax) in the third quarter 2009 reported as write off of regulatory assets.

	Remaining Rate Recovery/Amortization Period as of December 31, 2009	Carrying Amount
		December 31, 2009	December 31, 2008
Regulatory assets:
Generation-related regulatory assets securitized by transition bonds (a)	7 years	$759	$865
Employee retirement costs	5 years	80	—
Employee retirement costs to be reviewed (b)(c)	To be determined	41	100
Employee retirement liability (a)(c)(d)	To be determined	768	559
Self-insurance reserve (primarily storm recovery costs) — net	7 years	137	—
Self-insurance reserve to be reviewed (b)(c)	To be determined	106	214
Nuclear decommissioning cost under-recovery (a)(c)(e)	Not applicable	85	127
Securities reacquisition costs (pre-industry restructure)	8 years	62	68
Securities reacquisition costs (post-industry restructure)	Terms of related debt	27	29
Recoverable amounts for/in lieu of deferred income taxes — net	Life of related asset or liability	68	77
Rate case expenses (f)	Largely 3 years	9	10
Rate case expenses to be reviewed (b)(c)	To be determined	1	—
Advanced meter customer education costs	10 years	4	2
Deferred conventional meter depreciation	10 years	14	—
Energy efficiency performance bonus	1 year	9	—
Business restructuring costs (g)	Not applicable	—	20

Total regulatory assets		2,170	2,071

Regulatory liabilities:
Committed spending for demand-side management initiatives (a)	3 years	78	96
Deferred advanced metering system revenues	10 years	57	—
Investment tax credit and protected excess deferred taxes	Various	44	49
Over-collection of securitization (transition) bond revenues (a)	7 years	27	28
Other regulatory liabilities (a)	Various	5	6

Total regulatory liabilities		211	179

Net regulatory asset		$1,959	$1,892

(a)	Not earning a return in the regulatory rate-setting process.
(b)	Costs incurred since the period covered under the last rate review.
(c)	Recovery is specifically authorized by statute, subject to reasonableness review by the PUCT.
(d)	Represents unfunded liabilities recorded in accordance with pension and OPEB accounting standards.
(e)	Offset by an intercompany payable to TCEH. See Note 19.
(f)	Rate case expenses totaling $4 million were disallowed by the PUCT and written off in the third quarter of 2009.
(g)	All previously recorded business restructuring costs were disallowed by the PUCT and written off in the third quarter of 2009.

In September 2008, the PUCT approved a settlement for Oncor to recover its estimated future investment for advanced metering deployment. Oncor began billing the advanced metering surcharge in the January 2009 billing month cycle. The surcharge is expected to total $1.023 billion over the 11-year recovery period and includes a cost recovery factor of $2.19 per month per residential retail customer and $2.39 to $5.15 per month for non-residential retail customers. Oncor Holdings accounts for the difference between the surcharge billings for advanced metering facilities and the allowed revenues under the surcharge provisions, which are based on expenditures and an allowed return, as a regulatory asset or liability. Such differences arise principally as a result of timing of expenditures. As indicated in the table above, the regulatory liability at December 31, 2009 totaled $57 million.

See Note 2 for a discussion of effects of purchase accounting on the carrying value of generation-related regulatory assets, Note 4 for discussion of effects on regulatory assets and liabilities of the stipulation approved by the PUCT and Note 19 for additional information regarding nuclear decommissioning cost recovery.

9.	TRADE ACCOUNTS RECEIVABLE AND SALE OF RECEIVABLES PROGRAM

Trade Accounts Receivable

	December 31, 2009	December 31, 2008

Gross trade accounts receivable	$395	$359
Trade accounts receivable from TCEH	(150)	(135)
Allowance for uncollectible accounts	(2)	(7)

Trade accounts receivable from nonaffiliates — net	$243	$217

Gross trade accounts receivable at December 31, 2009 and 2008 included unbilled revenues of $141 million and $140 million, respectively.

In April 2009, the PUCT finalized a new rule relating to the Certification of Retail Electric Providers. Under the new rule, write-offs of uncollectible amounts owed by REPs are deferred as a regulatory asset. Accordingly, Oncor Holdings recognized a $3 million one-time reversal of bad debt expense in 2009 representing bad debt reserves previously recognized for nonaffiliated REP accounts receivable. Due to the commitments made to the PUCT in connection with the Merger, Oncor may not recover bad debt expense, or certain other costs and expenses, from rate payers in the event of a default or bankruptcy by an affiliate REP.

Sale of Receivables

Prior to the Merger, Oncor participated in an accounts receivable securitization program established by EFH Corp. for certain of its subsidiaries, the activity under which was accounted for as a sale of accounts receivable in accordance with transfers and servicing accounting standards. Under the program, Oncor sold trade accounts receivable to TXU Receivables Company, a consolidated wholly-owned bankruptcy-remote direct subsidiary of EFH Corp., which sold undivided interests in those purchased accounts receivable for cash to special purpose entities established by financial institutions (the funding entities). In connection with the Merger, the accounts receivable securitization program was amended. Concurrently, the financial institutions required that Oncor repurchase all of the receivables it had previously sold to TXU Receivables Company, which totaled $254 million. Oncor funded such repurchases through borrowings under its credit facility of $113 million, and the related subordinated note receivable from TXU Receivables Company in the amount of $141 million was canceled. Oncor is no longer a participant in the accounts receivable securitization program.

Under the program, new trade receivables generated by Oncor were continuously purchased by TXU Receivables Company with the proceeds from collections of receivables previously purchased. Changes in the amount of funding under the program, through changes in the amount of undivided interests sold by TXU Receivables Company, reflected seasonal variations in the level of accounts receivable, changes in collection trends as well as other factors such as changes in delivery fees and volumes. TXU Receivables Company issued subordinated notes payable to Oncor for the difference between the face amount of the uncollected accounts receivable purchased, less a discount, and cash paid to Oncor that was funded by the sale of the undivided interests.

The discount from face amount on the purchase of receivables principally funded program fees paid by TXU Receivables Company to the funding entities. The discount also funded a servicing fee paid by TXU Receivables Company to EFH Corporate Services Company, a direct subsidiary of EFH Corp., but the amounts were immaterial. The program fees, referred to as losses on sale of the receivables under transfers and servicing accounting standards, consisted primarily of interest costs on the underlying financing and totaled $6 million and averaged 6.4% (on an annualized basis) as a percentage of the average funding under the program for the Predecessor period from January 1, 2007 through October 10, 2007. These fees represented essentially all of the net incremental costs of the program to Oncor and were reported in operation and maintenance expenses.

Funding under the program decreased $86 million to zero in 2007 with Oncor’s exit from the program. Funding increases or decreases under the program were reflected as operating cash flow activity in the statement of cash flows. The carrying amount of the retained interests in the accounts receivable balance approximated fair value due to the short-term nature of the collection period.

Activities of TXU Receivables Company related to Oncor in 2007 were as follows:

	Successor (a)	Predecessor
	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007

Cash collections on accounts receivable	$—	$1,082
Face amount of new receivables purchased	—	(1,156)
Discount from face amount of purchased receivables	—	5
Program fees paid to funding entities	—	(6)
Increase in subordinated notes payable	—	48
Repurchase of receivables previously sold	113	—

Operating cash flows used by (provided to) Oncor under the program	$113	$(27)

(a)	Represents final activities related to Oncor’s exit from the sale of receivables program.

10.	BORROWINGS UNDER CREDIT FACILITIES

At December 31, 2009, Oncor had a $2.0 billion secured revolving credit facility, expiring October 10, 2013, to be used for its working capital and general corporate purposes, including issuances of commercial paper and letters of credit. Oncor may request increases in the commitments under the facility in any amount up to $500 million, subject to the satisfaction of certain conditions. Amounts borrowed under the facility, once repaid, can be borrowed again by Oncor from time to time. Borrowings are classified as short-term on the balance sheet. In May 2008, Oncor secured this credit facility with a first priority lien on certain of its transmission and distribution assets. Oncor also secured all of its existing long-term debt securities (excluding the transition bonds) with the same lien in accordance with the terms of those securities. The lien contains customary provisions allowing Oncor to use the assets in its business, as well as to replace and/or release collateral as long as the market value of the aggregate collateral is at least 115% of the aggregate secured debt. The lien may be terminated at Oncor’s option upon the termination of Oncor’s current credit facility.

At December 31, 2009, Oncor had outstanding borrowings under the credit facility totaling $616 million with an interest rate of 0.58% at the end of the period. At December 31, 2008, Oncor had outstanding borrowings under the credit facility totaling $337 million with an interest rate of 1.98% at the end of the period. Availability under the credit facility as of December 31, 2009 was $1.262 billion. This availability excludes $122 million of commitments from a subsidiary of Lehman Brothers Holding Inc. (such subsidiary, Lehman) that has filed for bankruptcy under Chapter 11 of the US Bankruptcy Code. Availability under the credit facility as of December 31, 2008 was $1.508 billion, which excluded $155 million of commitments from Lehman.

Under the terms of Oncor’s revolving credit facility, the commitments of the lenders to make loans to Oncor are several and not joint. Accordingly, if any lender fails to make loans to Oncor, Oncor’s available liquidity could be reduced by an amount up to the aggregate amount of such lender’s commitments under the facility.

Borrowings under this credit facility bear interest at per annum rates equal to, at Oncor’s option, (i) adjusted LIBOR plus a spread of 0.275% to 0.800% (depending on the ratings assigned to Oncor’s senior secured debt) or (ii) a base rate (the higher of (1) the prime rate of JPMorgan Chase Bank, N.A. and (2) the federal funds effective rate plus 0.50%). Under option (i) and based on Oncor’s ratings as of December 31, 2009, its LIBOR-based borrowings, which apply to all outstanding borrowings at December 31, 2009, bear interest at LIBOR plus 0.350%.

A facility fee is payable at a rate per annum equal to 0.100% to 0.200% (depending on the rating assigned to Oncor’s senior secured debt) of the commitments under the facility. Based on Oncor’s ratings as of December 31, 2009, its facility fee is 0.125%. A utilization fee is payable on the average daily amount of borrowings in excess of 50% of the commitments under the facility at a rate per annum equal to 0.125% per annum.

The credit facility contains customary covenants for facilities of this type, restricting, subject to certain exceptions, Oncor and its subsidiary from, among other things:

•	incurring additional liens;

•	entering into mergers and consolidations;

•	selling certain assets, and

•	making acquisitions and investments in subsidiaries.

In addition, the credit facility requires that Oncor maintain a consolidated senior debt-to-capitalization ratio of no greater than 0.65 to 1.00 and observe certain customary reporting requirements and other affirmative covenants.

The credit facility contains certain customary events of default for facilities of this type, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments under the facility.

11.	LONG-TERM DEBT

At December 31, 2009 and 2008, long-term debt consisted of the following:

	December 31, 2009	December 31, 2008

Oncor (a):
6.375% Fixed Senior Notes due May 1, 2012	$700	$700
5.950% Fixed Senior Notes due September 1, 2013	650	650
6.375% Fixed Senior Notes due January 15, 2015	500	500
6.800% Fixed Senior Notes due September 1, 2018	550	550
7.000% Fixed Debentures due September 1, 2022	800	800
7.000% Fixed Senior Notes due May 1, 2032	500	500
7.250% Fixed Senior Notes due January 15, 2033	350	350
7.500% Fixed Senior Notes due September 1, 2038	300	300
Unamortized discount	(15)	(16)

Total Oncor	4,335	4,334

Oncor Electric Delivery Transition Bond Company LLC (b):
4.030% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2010	13	54
4.950% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2013	130	130
5.420% Fixed Series 2003 Bonds due in semiannual installments through August 15, 2015	145	145
3.520% Fixed Series 2004 Bonds due in semiannual installments through November 15, 2009	—	39
4.810% Fixed Series 2004 Bonds due in semiannual installments through November 15, 2012	197	221
5.290% Fixed Series 2004 Bonds due in semiannual installments through May 15, 2016	290	290

Total Oncor Electric Delivery Transition Bond Company LLC	775	879

Unamortized fair value discount related to transition bonds (c)	(6)	(9)

Total consolidated (d)	5,104	5,204
Less amount due currently	(108)	(103)

Total long-term debt	$4,996	$5,101

(a)	Secured with first priority lien as discussed in Note 10.
(b)	The transition bonds are nonrecourse to Oncor and were issued to securitize a regulatory asset.
(c)	The transition bonds, which secured regulatory assets not earning a return, were fair valued as of October 10, 2007 as a result of purchase accounting.
(d)	According to its organizational documents, Oncor Holdings is prohibited from directly incurring indebtedness for borrowed money.

Debt Repayments in 2009

Repayments of long-term debt in 2009 totaled $104 million and represent transition bond principal payments at scheduled maturity dates.

Debt-Related Activity in 2008

In September 2008, Oncor issued and sold senior secured notes with an aggregate principal amount of $1.5 billion consisting of $650 million aggregate principal amount of 5.95% senior secured notes maturing in September 2013, $550 million aggregate principal amount of 6.80% senior secured notes maturing in September 2018 and $300 million aggregate principal amount of 7.50% senior secured notes maturing in September 2038. Oncor used the net proceeds of approximately $1.487 billion from the sale of the notes to repay most of its borrowings under its credit facility as well as for general corporate purposes. The notes are secured by the first priority lien described in Note 10. The notes are secured equally and ratably with all of Oncor’s other secured indebtedness. If the lien is terminated, the notes will cease to be secured obligations of Oncor and will become senior unsecured general obligations of Oncor.

Interest on these notes is payable in cash semiannually in arrears on March 1 and September 1 of each year. Oncor may redeem the notes, in whole or in part, at any time, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. The notes also contain customary events of default, including failure to pay principal or interest on the notes when due.

Repayments of long-term debt in 2008 totaled $99 million and represent transition bond principal payments at scheduled maturity dates.

Interest Rate Hedges

In September 2008, Oncor entered into interest rate swap transactions hedging the variability of treasury bond rates used to determine the interest rates on an anticipated issuance of an aggregate of $1.0 billion of senior secured notes maturing from 2013 to 2018. The hedges were terminated the same day, and $2 million in after-tax losses were recorded as other comprehensive income. After-tax net losses of less than one million will be reclassified into net income during the next twelve months as the related hedged transactions affect net income.

Maturities

Long-term debt and transition bonds maturities are as follows:

Year
2010	$108
2011	113
2012	819
2013	775
2014	131
Thereafter	3,179
Unamortized fair value discount	(6)
Unamortized discount	(15)

Total	$5,104

Fair Value of Long-Term Debt

The estimated fair value of long-term debt (including current maturities) totaled $5.644 billion and $4.990 billion at December 31, 2009 and 2008, respectively, and the carrying amount totaled $5.104 billion and $5.204 billion, respectively. The fair value is estimated at the lesser of either the call price or the market value as determined by quoted market prices.

12.	COMMITMENTS AND CONTINGENCIES

Leases

At December 31, 2009, future minimum lease payments under operating leases (with initial or remaining noncancelable lease terms in excess of one year) were as follows:

Year
2010	$12
2011	12
2012	10
2013	4
2014	4
Thereafter	7

Total future minimum lease payments	$49

Rent charged to operation and maintenance expense totaled $11 million and $10 million for the years ended December 31, 2009 and 2008, respectively, $3 million for the period October 11, 2007 through December 31, 2007 and $7 million for the Predecessor period January 1, 2007 through October 10, 2007.

Capital Expenditures

Oncor and Texas Holdings agreed to the terms of a stipulation with major interested parties to resolve all outstanding issues in the PUCT review related to the Merger. As one of the provisions of this stipulation, Oncor committed to minimum capital spending of $3.6 billion over the five-year period ending December 31, 2012, subject to certain defined conditions. See Note 4.

Efficiency Spending

Oncor is required to annually invest in programs designed to improve customer electricity demand efficiencies to satisfy its ongoing regulatory requirements. The 2010 requirement is $44 million. Oncor also committed to invest $100 million in these programs in excess of regulatory requirements over the five years ending in 2012. See Note 4.

Guarantees

Oncor has entered into contracts that contain guarantees to unaffiliated parties that could require performance or payment under certain conditions.

Oncor is the lessee under various operating leases that obligate it to guarantee the residual values of the leased assets. At December 31, 2009, both the aggregate maximum amount of residual values guaranteed and the estimated residual recoveries totaled approximately $6 million. These leased assets consist primarily of vehicles used in distribution activities. The average life of the residual value guarantees under the lease portfolio is approximately two years.

Legal Proceedings

Oncor Holdings is involved in various legal and administrative proceedings in the normal course of business the ultimate resolution of which, in the opinion of management, should not have a material effect upon its financial position, results of operations or cash flows.

Labor Contracts

Certain Oncor employees are represented by a labor union and covered by a collective bargaining agreement that will expire in October 2010. In June 2009, a group of approximately 50 employees voted to decertify the labor union as their representative. In December 2009, a group of approximately 350 employees elected to be represented by a labor union. The negotiation of a new labor agreement and the representation of this group of additional employees is not expected to have a material effect on Oncor Holdings’ financial position, results of operations or cash flows.

Environmental Contingencies

Oncor must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. Oncor is in compliance with all current laws and regulations; however, the impact, if any, of changes to existing regulations or the implementation of new regulations is not determinable. The costs to comply with environmental regulations can be significantly affected by the following external events or conditions:

•	changes to existing state or federal regulation by governmental authorities having jurisdiction over control of toxic substances and hazardous and solid wastes, and other environmental matters, and

•	the identification of additional sites requiring clean-up or the filing of other complaints in which Oncor Holdings may be asserted to be a potential responsible party.

13.	MEMBERSHIP INTERESTS

Successor

Cash Distributions — On February 11, 2010, the board of directors declared a cash distribution of between $34 million and $41 million to be paid to Intermediate Holding on February 19, 2010.

During 2009, Oncor Holdings’ board of directors declared, and Oncor Holdings paid, the following cash distributions to Intermediate Holding:

Declaration Date	Payment Date	Amount Paid
November 12, 2009	November 13, 2009	$99
August 18, 2009	August 19, 2009	$59
May 19, 2009	May 20, 2009	$40
February 18, 2009	March 3, 2009	$18

During 2008, Oncor Holdings’ board of directors declared, and Oncor Holdings paid, the following cash distributions to Intermediate Holding:

Declaration Date	Payment Date	Amount Paid
November 13, 2008	November 14, 2008	$117
August 20, 2008	August 21, 2008	$78
May 14, 2008	May 15, 2008	$78
February 20, 2008	March 31, 2008	$57

The net proceeds of $1.253 billion from Oncor’s sale of equity interests in November 2008 were distributed to Intermediate Holding and ultimately to EFH Corp.

While there are no direct restrictions on Oncor Holdings’ ability to distribute its net income that are currently material, substantially all of Oncor Holdings’ net income is derived from Oncor. The boards of directors of each of Oncor and Oncor Holdings, which are composed of a majority of independent directors, can withhold distributions to the extent the boards determine that it is necessary to retain such amounts to meet expected future requirements of Oncor and/or Oncor Holdings. For the period beginning October 11, 2007 and ending December 31, 2012, distributions paid by Oncor (other than distributions of the proceeds of any issuance of limited liability company units) are limited by the Limited Liability Company Agreement to an amount not to exceed Oncor’s net cumulative income determined in accordance with GAAP, as adjusted by applicable orders of the PUCT. Such adjustments include deducting the $72 million ($46 million after tax) one-time refund to customers in September 2008 and deducting funds spent as part of the $100 million commitment for additional demand-side management or other energy efficiency initiatives (see Note 4) of which $22 million ($14 million after tax) has been spent through December 31, 2009, neither of which impacted net income due to purchase accounting, and removing the effect of the $860 million goodwill impairment charge from fourth quarter 2008 net income available for distribution. The goodwill impairment charge and refund are described in Notes 3 and 4, respectively. Distributions are further limited by Oncor’s required regulatory capital structure, as determined by the PUCT, to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. For 2009, $35 million of net income was restricted from being used to make distributions on membership interests. The net proceeds of $1.253 billion received from the 2008 sale of equity interests to Texas Transmission and certain members of Oncor’s management and board of directors were excluded from these distribution limitations.

Effect of Sale of Noncontrolling Interests — The total amount of proceeds from the sale of noncontrolling interests in Oncor discussed in Note 14 was less than the carrying value of the interests sold by $265 million, which reflects the fact that Oncor’s carrying value after purchase accounting is based on the Merger value, while the noncontrolling interests sale value did not include a control premium. The difference was accounted for as a reduction of membership interests.

During the preparation of Oncor Holdings’ December 31, 2009 financial statements, Oncor Holdings determined that deferred income taxes related to its interest in Oncor should have been recorded upon the sale of noncontrolling interests in November 2008. Accordingly, the December 31, 2008 balance of noncurrent accumulated deferred income tax liabilities has been increased by $141 million (from the $1.192 billion previously reported) and total membership interests at that date has been decreased by the same amount (from the $6.801 billion previously reported). The recognition of the deferred tax liability is the result of applying rules for income tax accounting related to outside basis differences. This error did not affect net income or cash flows previously reported.

Equity Contributions — As a result of the Merger, all outstanding unvested stock-based incentive compensation awards previously granted by EFH Corp. to Oncor employees vested and such employees became entitled to receive the $69.25 per share Merger consideration. The settlement of these awards totaled $24 million and was accounted for as an equity contribution from EFH Corp., as was the settlement of $4 million of cash incentive compensation awards. See Note 18 for further discussion of stock-based compensation, including a SARs Plan implemented in November 2008.

In connection with the Merger, Texas Holdings paid a $12 million fee related to Oncor’s $2 billion revolving credit facility. Such payment was accounted for as an investment by Texas Holdings.

In March 2008, Oncor Holdings distributed its investment in an entity with telecommunications-related activities that are not part of Oncor’s current operations totaling $24 million to Intermediate Holding.

Predecessor

No shares of Oncor’s common stock were held by or for its own account, nor were any shares of such capital stock reserved for its officers and employees or for options, warrants, conversions and other rights in connection therewith.

Under accounting standards for share-based payments, expense related to EFH Corp.’s stock-based incentive compensation awards granted to Oncor’s employees was accounted for as a noncash capital contribution from EFH Corp. Accordingly, Oncor recorded a credit to its common stock account of $3 million in the period January 1, 2007 through October 10, 2007.

Oncor recorded a credit to common stock of $15 million in the period January 1, 2007 through October 10, 2007 arising from the excess tax benefit generated by the distribution date value of the stock-based incentive awards exceeding the reported compensation expense. The $15 million credit (benefit) in 2007 was realized in the Successor period in conjunction with a tax payment to EFH Corp.

14.	NONCONTROLLING INTERESTS

In November 2008, equity interests in Oncor were sold to Texas Transmission for $1.254 billion in cash. Equity interests were also indirectly sold to certain members of Oncor’s board of directors and its management team. Accordingly, after giving effect to all equity issuances, as of December 31, 2009, Oncor’s ownership was as follows: 80.03% held by Oncor Holdings, 0.22% held indirectly by Oncor’s management and board of directors and 19.75% held by Texas Transmission.

The proceeds (net of closing costs) of $1.253 billion received by Oncor from Texas Transmission and the members of Oncor management upon completion of these transactions were distributed to Oncor Holdings who distributed the proceeds to Intermediate Holding and ultimately to EFH Corp.

See Note 13 for discussion of amounts recorded as a reduction of membership interests as a result of the sale of Oncor interests.

The noncontrolling interests balance reported in the December 31, 2009 and 2008 consolidated balance sheets was $1.363 million and 1.355 billion, respectively. The noncontrolling interests balance reported in the December 31, 2009 consolidated balance sheet represented the proportional share of Oncor’s net assets at the date of the transaction less $96 million representing the noncontrolling interests’ share of Oncor’s net losses for the periods subsequent to the transaction (including the goodwill impairment charge), net of $58 million in cash distributions.

15.	INVESTMENTS

The investments balance consists of the following:

	December 31, 2009	December 31, 2008
Assets related to employee benefit plans, including employee savings programs, net of distributions	$67	$65
Investment in unconsolidated affiliates	3	5
Land	2	2

Total investments	$72	$72

Assets Related to Employee Benefit Plans

The majority of these assets represent cash surrender values of life insurance policies that are purchased to fund liabilities under deferred compensation plans. As of December 31, 2009, Oncor pays the premiums and is the beneficiary of these life insurance policies. EFH Corp. was the previous beneficiary. As of December 31, 2009 and 2008, the face amount of these policies totaled $138 million and $151 million, and the net cash surrender values totaled $52 million and $53 million, respectively. Changes in cash surrender value are netted against premiums paid. Other investment assets held to satisfy deferred compensation liabilities are recorded at market value.

Restricted Cash

	At December 31, 2009		At December 31, 2008
	Current Assets	Noncurrent Assets	Current Assets	Noncurrent Assets
Customer collections related to securitization (transition) bonds used only to service debt and pay expenses	$47	$—	$51	$—
Reserve for fees associated with transition bonds	—	10	—	10
Reserve for shortfalls of transition bond charges	—	4	—	6

Total restricted cash	$47	$14	$51	$16

16.	TERMINATION OF OUTSOURCING ARRANGEMENTS

In connection with the closing of the Merger, EFH Corp., Oncor and TCEH commenced a review, under the change of control provision, of certain outsourcing arrangements with Capgemini, Capgemini America, Inc. and Capgemini North America, Inc. (collectively, CgE). In 2008, Oncor executed a Separation Agreement with CgE. Simultaneous with the execution of that Separation Agreement, EFH Corp. and TCEH entered into a substantially similar Separation Agreement with CgE. The Separation Agreements principally provide for (i) notice of termination of each of the Master Framework Agreements, dated as of May 17, 2004, each as amended, between Capgemini and each of Oncor and TCEH and the related service agreements under each of the Master Framework Agreements and (ii) termination of the joint venture arrangements between EFH Corp. (and its applicable subsidiaries) and CgE. Under the Master Framework Agreements and related services agreements, Capgemini provided to Oncor and EFH Corp. and its other subsidiaries outsourced support services, including information technology, customer care and billing, human resources, procurement and certain finance and accounting activities.

As a result, during the fourth quarter of 2008:

•

EFH Corp. received approximately $70 million in cash in exchange for the termination of a purchase option agreement pursuant to which subsidiaries of EFH Corp. had the right to “put” to Capgemini (and Capgemini had the right to “call” from a subsidiary of EFH Corp.) EFH Corp.’s 2.9% limited partnership interest in Capgemini and licensed assets, principally software, upon the expiration of the Master Framework Agreements in 2014 or, in some circumstances, earlier. Oncor received $20 million of such proceeds, reflecting its share of the put option value.

•

The parties entered into a mutual release of all claims under the Master Framework Agreement and related services agreements, subject to certain defined exceptions, and Oncor received $4 million in cash in settlement of such claims.

The carrying value of Oncor’s share of the put option value was $48 million prior to the application of purchase accounting (recorded as a noncurrent asset). The effects of the termination of the outsourcing arrangements, including an accrued liability of $16 million for incremental costs to exit and transition the services, were included in the final purchase price allocation. See Note 2 for additional disclosure, including a reversal to income of a portion of the liability recorded in purchase accounting.

17.	PENSION AND OTHER POSTRETIREMENT EMPLOYEE BENEFITS (OPEB) PLANS

Pension Plan

Oncor is a participating employer in the EFH Retirement Plan (Retirement Plan), a defined benefit pension plan sponsored by EFH Corp. The Retirement Plan is a qualified pension plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). All benefits are funded by the participating employers. The Retirement Plan provides benefits to participants under one of two formulas: (i) a Cash Balance Formula under which participants earn monthly contribution credits based on their compensation and a combination of their age and years of service, plus monthly interest credits or (ii) a Traditional Retirement Plan Formula based on years of service and the average earnings of the three years of highest earnings. The interest component of the Cash Balance Formula is variable and is determined using the yield on 30-year Treasury bonds. Under the Cash Balance Formula, future increases in earnings will not apply to prior service costs.

All eligible employees hired after January 1, 2001 participate under the Cash Balance Formula. Certain employees who, prior to January 1, 2002, participated under the Traditional Retirement Plan Formula, continue their participation under that formula. It is EFH Corp.’s policy to fund the plans on a current basis to the extent deductible under existing federal tax regulations.

Oncor also participated in an EFH Corp. supplemental retirement plan for certain employees, whose retirement benefits cannot be fully earned under the qualified Retirement Plan, the information for which is included below. Oncor ceased participation in the EFH Corp. plan and implemented its own supplemental retirement plan effective January 1, 2010.

OPEB Plan

Oncor participates with EFH Corp. and certain other affiliated subsidiaries of EFH Corp. to offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees. For employees retiring on or after January 1, 2002, the retiree contributions required for such coverage vary based on a formula depending on the retiree’s age and years of service.

Pension and OPEB Costs Recognized as Expense

The following details net pension and OPEB costs recognized as expense:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007

Pension costs	$35	$15	$3	$21
OPEB costs	55	44	9	50

Total benefit costs	90	59	12	71
Less amounts deferred principally as a regulatory asset or property	(66)	(42)	(8)	(43)

Net amounts recognized as expense	$24	$17	$4	$28

Consistent with accounting standards related to employers’ accounting for pensions, EFH Corp. uses the calculated value method to determine the market-related value of the assets held in its trust. EFH Corp. includes the realized and unrealized gains or losses in the market-related value of assets over a rolling four-year period. Each year, 25% of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of assets is increased for contributions to the plan and investment income and is decreased for benefit payments and expenses for that year.

The pension and OPEB amounts provided represent allocations to Oncor of amounts related to EFH Corp.’s plans.

Regulatory Recovery of Pension and OPEB Costs

PURA provides for the recovery by Oncor of pension and OPEB costs for all applicable former employees of the regulated predecessor integrated electric utility, which in addition to Oncor’s active and retired employees consists largely of active and retired personnel engaged in TCEH’s activities, related to service of those additional personnel prior to the deregulation and disaggregation of EFH Corp.’s businesses effective January 1, 2002. Accordingly, Oncor and TCEH entered into an agreement whereby Oncor assumed responsibility for applicable pension and OPEB costs related to those personnel.

Oncor is authorized to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs approved in current billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings. Amounts deferred are ultimately subject to regulatory approval. As of December 31, 2009, Oncor had recorded regulatory assets totaling $889 million related to pension and OPEB costs, including amounts related to deferred expenses as well as amounts related to unfunded liabilities that otherwise would be recorded as other comprehensive income.

Assumed Discount Rate

The discount rates reflected in net pension and OPEB costs are 6.90% (6.85% for OPEB) and 6.55% for the years ended December 31, 2009 and 2008, respectively, 6.45% for the period October 11, 2007 through December 31, 2007 and 5.90% for the period January 1, 2007 through October 10, 2007. The expected rate of return on plan assets reflected in the 2009 cost amounts is 8.25% for the pension plan and 7.64% for OPEBs.

Pension and OPEB Plan Cash Contributions

Contributions to the benefit plans were as follows:

	December 31,
	2009	2008	2007
Pension plan contributions	$66	$46	$3
OPEB plan contributions	18	31	33

Total contributions	$84	$77	$36

Estimated funding in 2010 of the pension and OPEB plans is $43 million and $18 million, respectively.

Thrift Plan

Employees of Oncor may participate in a qualified savings plan, the EFH Corp. Thrift Plan (Thrift Plan). This plan is a participant-directed defined contribution plan intended to qualify under Section 401(a) of the Code, and is subject to the provisions of ERISA. Under the terms of the Thrift Plan, employees who do not earn more than the IRS threshold compensation limit used to determine highly compensated employees may contribute, through pre-tax salary deferrals and/or after-tax applicable payroll deductions, the lesser of 75% of their regular salary or wages or the maximum amount permitted under law. Employees who earn more than such threshold may contribute from 1% to 16% of their regular salary or wages. Employer matching contributions are also made in an amount equal to 100% of the first 6% of employee contributions for employees who are covered under the Cash Balance Formula of the Retirement Plan, and 75% of the first 6% of employee contributions for employees who are covered under the Traditional Retirement Plan Formula of the Retirement Plan. Effective January 1, 2006 through October 10, 2007, employees could reallocate or transfer all or part of their accumulated or future employer matching contributions to any of the plan’s other investment options. As of October 10, 2007, employer matching contributions are made in cash and may be allocated by participants to any of the plan’s investment options. Oncor’s contributions to the Thrift Plan totaled $11 million, $9 million, $2 million and $13 million in the years ended December 31, 2009 and 2008, the period October 11, 2007 through December 31, 2007 and the period January 1, 2007 through October 10, 2007, respectively.

18.	STOCK-BASED COMPENSATION

Successor

In 2008, Oncor established the Oncor Electric Delivery Company LLC Stock Appreciation Rights Plan (the SARs Plan) under which certain employees of Oncor may be granted stock appreciation rights (SARs) payable in cash, or in some circumstances, Oncor units. Two types of SARs may be granted under the SARs Plan. Time-based SARs (Time SARs) vest solely based upon continued employment ratably on an annual basis on each of the first five anniversaries of the grant date. Performance-based SARs (Performance SARs) vest based upon both continued employment and the achievement of a predetermined level of Oncor EBITDA over time, generally ratably over five years based upon annual Oncor EBITDA levels, with provisions for vesting if the annual levels are not achieved but cumulative two- or three-year total Oncor EBITDA levels are achieved. Time and Performance SARs may also vest in part or in full upon the occurrence of certain specified liquidity events and are exercisable only upon the occurrence of certain specified liquidity events. Since the exercisability of the Time and Performance SARs is conditioned upon the occurrence of a liquidity event, compensation expense will not be recorded until it is probable that a liquidity event will occur. Generally, awards under the SARs Plan terminate on the tenth anniversary of the grant, unless the participant’s employment is terminated earlier under certain circumstances.

In February 2009, Oncor also established the Oncor Electric Delivery Company LLC Director Stock Appreciation Rights Plan (the Director SARs Plan) under which certain non-employee members of Oncor’s board of directors and other persons having a relationship with Oncor may be granted SARs payable in cash, or in some circumstances, Oncor units. SARs granted under the Director SARs Plan vest in eight equal quarterly installments over a two-year period and are exercisable only upon the occurrence of certain specified liquidity events. Since the exercisability of these SARs is conditioned upon the occurrence of a liquidity event, expense will not be recorded until it is probable a liquidity event will occur.

SARs under the SARs Plan and the Director SARs Plan are generally payable in cash based on the fair market value of the SAR on the date of exercise. No SARs were granted under the SARs Plan during the year ended December 31, 2009. Oncor granted 6.9 million Time SARs under the SARs Plan during the year ended December 31, 2008, and Time SARS vested at December 31, 2009 totaled 2.8 million. Oncor granted 6.9 million Performance SARs under the SARs Plan during the year ended December 31, 2008, and Performance SARs vested at December 31, 2009 totaled 1.4 million. Oncor granted 55 thousand SARs under the Director SARs Plan during the year ended December 31, 2009, and SARs vested under the Director SARs Plan at December 31, 2009 totaled 27.5 thousand. There were no SARs under either plan eligible for exercise at December 31, 2009.

Predecessor

Prior to the Merger, Oncor bore the costs of the EFH Corp. shareholder-approved long-term incentive plans for applicable management personnel engaged in Oncor’s business activities. EFH Corp. provided discretionary awards of performance units to qualified management employees that were payable in its common stock. The awards generally vested over a three-year period, and the number of shares ultimately earned was based on the performance of EFH Corp.’s stock over the vesting period as compared to peer companies and established thresholds. EFH Corp. established restrictions that limited certain employees’ opportunities to liquidate vested awards.

EFH Corp. determined the fair value of its stock-based compensation awards utilizing a valuation model that took into account three principal factors: expected volatility of the stock price of EFH Corp. and peer group companies, dividend rate of EFH Corp. and peer group companies and the restrictions limiting liquidation of vested stock awards. Based on the fair values determined under this model, Oncor’s reported expense related to the awards totaled $3 million ($2 million after-tax) for the period January 1, 2007 through October 10, 2007. There were no awards granted in 2007.

With respect to awards to Oncor’s employees, the fair value of awards that vested in the period January 1, 2007 through October 10, 2007 totaled $84 million based on the vesting date share prices.

19.	RELATED-PARTY TRANSACTIONS

The following represent significant related-party transactions of Oncor Holdings:

•

Oncor records revenue from TCEH, principally for electricity delivery fees, which totaled $1.0 billion for each of the years ended December 31, 2009 and 2008, $209 million for the period October 11, 2007 through December 31, 2007 and $823 million for the period January 1, 2007 through October 10, 2007.

•

Oncor records interest income from TCEH with respect to Oncor’s generation-related regulatory assets, which have been securitized through the issuance of transition bonds by Oncor’s bankruptcy-remote financing subsidiary. The interest income serves to offset Oncor’s interest expense on the transition bonds. This interest income totaled $42 million and $46 million for the years ended December 31, 2009 and 2008, respectively, $11 million for the period October 11, 2007 through December 31, 2007 and $38 million for the period January 1, 2007 through October 10, 2007.

•

Incremental amounts payable by Oncor related to income taxes as a result of delivery fee surcharges to its customers related to transition bonds are reimbursed by TCEH. Oncor Holdings’ financial statements reflect a note receivable from TCEH to Oncor of $254 million ($37 million reported as current in trade accounts and other receivables from affiliates) at December 31, 2009 and $289 million ($35 million reported as current in trade accounts and other receivables from affiliates) at December 31, 2008 related to these income taxes.

•

As a result of actions taken at the time of the Merger to further ring-fence Oncor, short-term advances from EFH Corp. to Oncor ceased and outstanding amounts were repaid. The average daily balances of short-term advances from parent totaled $42 million for the period January 1, 2007 through October 10, 2007, and the weighted average interest rate for the period was 5.8%. Interest expense incurred on the advances totaled approximately $2 million for the period January 1, 2007 through October 10, 2007.

•

An EFH Corp. subsidiary charges Oncor for financial and certain other administrative services at cost. These costs, which are reported in operation and maintenance expenses, totaled $22 million and $24 million for the years ended December 31, 2009 and 2008, respectively, $6 million for the period October 11, 2007 through December 31, 2007 and $20 million for the period January 1, 2007 through October 10, 2007.

•

Under Texas regulatory provisions, the trust fund for decommissioning the Comanche Peak nuclear generation facility (reported on TCEH’s balance sheet) is funded by a delivery fee surcharge collected from REPs by Oncor and remitted to TCEH. These trust fund assets are established with the intent to be sufficient to fund the estimated decommissioning liability (also reported on TCEH’s balance sheet). Income and expenses associated with the trust fund and the decommissioning liability recorded by TCEH are offset by a net change in the Oncor and TCEH intercompany receivable/payable, which in turn results in a change in Oncor’s reported net regulatory asset/liability. The regulatory asset of $85 million and $127 million at December 31, 2009 and 2008, respectively, represents the excess of the net decommissioning liability over the trust fund balance.

•

Oncor has a 19.5% limited partnership interest, with a carrying value of $3 million and $5 million at December 31, 2009 and 2008, respectively, in an EFH Corp. subsidiary holding principally software-related assets. Equity losses related to this interest are reported in other deductions and totaled $2 million and $4 million for the years ended December 31, 2009 and 2008, respectively, $1 million for the period October 11, 2007 through December 31, 2007 and $2 million for the period January 1, 2007 through October 10, 2007. These losses primarily represent amortization of software assets held by the subsidiary.

•

EFH Corp. files a consolidated federal income tax return and allocates income tax liabilities to Oncor Holdings under a tax sharing agreement substantially as if Oncor Holdings was filing its own income tax returns. Oncor Holdings’ results are included in the consolidated Texas state margin tax return filed by EFH Corp. Oncor Holdings’ amount payable to EFH Corp. related to income taxes totaled $5 million at December 31, 2009, and amount receivable from EFH Corp. related to income taxes, primarily due to timing of payments, totaled $22 million at December 31, 2008. Income tax payments in the year ended December 31, 2009 totaled $19 million to EFH Corp., and Oncor made federal income tax payments totaling $9 million to noncontrolling interests.

•

Oncor held cash collateral of $15 million on both December 31, 2009 and 2008 from TCEH related to interconnection agreements for three generation units being developed by TCEH. The collateral is reported in the balance sheet in other current liabilities.

•

Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate credit worthiness of any REP to support the REP’s obligation to collect securitization bond-related (transition) charges on behalf of the utility. Under these tariffs, as a result of TCEH’s credit rating being below investment grade, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. Accordingly, as of December 31, 2009 and 2008, TCEH had posted letters of credit in the amount of $15 million and $13 million, respectively, for Oncor’s benefit.

•

At the closing of the Merger, Oncor entered into its current $2 billion revolving credit facility with a syndicate of financial institutions and other lenders. The syndicate includes affiliates of GS Capital Partners. Affiliates of GS Capital Partners (a member of the Sponsor Group) have from time-to-time engaged in commercial banking transactions with Oncor Holdings or its subsidiaries in the normal course of business.

•

Affiliates of the Sponsor Group have, and may, sell, acquire or participate in the offerings of debt or debt securities issued by Oncor Holdings or its subsidiaries in open market transactions or through loan syndications.

See Notes 7, 9, 13 and 17 for information regarding the tax sharing agreement, the accounts receivable securitization program, distributions to Intermediate Holding and the allocation of EFH Corp.’s pension and OPEB costs to Oncor, respectively.

20.	SUPPLEMENTARY FINANCIAL INFORMATION

Other Income and Deductions

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Other income:
Accretion of adjustment (discount) to regulatory assets due to purchase accounting (Note 2)	$39	$44	$10	$—
Reversal of exit liabilities recorded in connection with the termination of outsourcing arrangements (see Note 2)	10	—	—	—
Net gain on sale of other properties and investments	—	1	1	3

Total other income	$49	$45	$11	$3

Other deductions:
Costs related to 2006 cities rate settlement (Note 5)	$2	$13	$6	$20
Professional fees	5	5	1	5
Equity losses in unconsolidated affiliate (Note 19)	2	4	1	2
Expenses related to canceled InfrastruX Energy services joint venture (a)	—	—	—	3
Other	5	3	—	—

Total other deductions	$14	$25	$8	$30

(a)	Consists of previously deferred costs arising from operational activities to transition to the joint venture arrangement, which was canceled in connection with the Merger.

Major Customers

Distribution revenues from TCEH represented 38% and 39% of total operating revenues for the years ended December 31, 2009 and 2008, respectively, 39% for the period October 11, 2007 through December 31, 2007 and 42% for the period January 1, 2007 through October 10, 2007. Revenues from subsidiaries of one nonaffiliated REP collectively represented 14% and 16% of total operating revenues for the years ended December 31, 2009 and 2008, respectively, 15% for the period October 11, 2007 through December 31, 2007 and 16% for the period January 1, 2007 through October 10, 2007. No other customer represented 10% or more of total operating revenues.

Interest Expense and Related Charges

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007

Interest	$338	$314	$70	$242
Amortization of fair value debt discounts resulting from purchase accounting	3	3	—	—
Amortization of debt issuance costs and discounts	7	5	1	7
Allowance for funds used during construction — capitalized interest portion	(2)	(6)	(1)	(7)

Total interest expense and related charges	$346	$316	$70	$242

Property, Plant and Equipment

	December 31, 2009	December 31, 2008
Assets in service:
Distribution	$8,778	$8,429
Transmission	3,917	3,626
Other assets	579	477

Total	13,274	12,532
Less accumulated depreciation	4,444	4,158

Net of accumulated depreciation	8,830	8,374
Construction work in progress	321	213
Held for future use	23	19

Property, plant and equipment — net	$9,174	$8,606

Depreciation expense as a percent of average depreciable property approximated 3.1% for 2009 and 2.8% for 2008 and 2007.

Intangible Assets

Intangible assets other than goodwill reported in the balance sheet are comprised of the following:

	As of December 31, 2009			As of December 31, 2008
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net

Intangible assets subject to amortization included in property, plant and equipment:
Land easements	$188	$72	$116	$184	$69	$115
Capitalized software	240	104	136	145	80	65

Total	$428	$176	$252	$329	$149	$180

Aggregate amortization expense for intangible assets totaled $27 million and $19 million for the years ended December 31, 2009 and 2008, respectively, $3 million for the period October 11, 2007 through December 31, 2007 and $11 million for the period January 1, 2007 through October 10, 2007. At December 31, 2009, the weighted average remaining useful lives of capitalized land easements and software were 67 years and 6 years, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

Year	Amortization Expense
2010	$32
2011	23
2012	21
2013	21
2014	21

At December 31, 2009 and 2008, goodwill of $4.1 billion was reported on the balance sheet. None of this goodwill is being deducted for tax purposes. This balance is net of the $860 million goodwill impairment charge recorded in the fourth quarter of 2008. No other impairments have been recorded since the Merger. See Note 2 for discussion of financial statement effects of the Merger, and Note 3 for discussion of the goodwill impairment.

Other Noncurrent Liabilities and Deferred Credits

The other noncurrent liabilities and deferred credits balance consists of the following:

	Successor
	December 31, 2009	December 31, 2008

Retirement plan and other employee benefits	$1,343	$1,115
Liabilities related to subsidiary tax sharing agreement	321	299
Uncertain tax positions (including accrued interest)	91	144
Nuclear decommissioning cost under-recovery (a)	85	127
Other	39	35

Total other noncurrent liabilities and deferred credits	$1,879	$1,720

(a)	Represents intercompany payable to TCEH offset in Oncor’s net reported regulatory asset/liability. See Note 8.

Liabilities Related to Subsidiary Tax Sharing Agreement — Amount represents the previously recorded net deferred tax liabilities of Oncor related to the noncontrolling interests. Upon the sale of noncontrolling interests in Oncor (see Note 14), Oncor became a partnership for US federal income tax purposes, and the temporary differences which gave rise to the deferred taxes will, over time, become taxable to the noncontrolling interests. Under a tax sharing agreement among Oncor and its equity holders, Oncor reimburses its equity holders for federal income taxes as the partnership earnings become taxable to such holders. Accordingly, as the temporary differences become taxable, the equity holders will be reimbursed by Oncor. In the unlikely event such amounts are not reimbursed under the tax sharing agreement, it is probable they would be refunded to rate payers. The net changes in the liability for the year ended December 31, 2009 totaling $22 million reflected changes in temporary differences.

Supplemental Cash Flow Information

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Cash payments:
Interest paid	$337	$284	$72	$240
Capitalized interest	(2)	(6)	(1)	(7)

Interest (net of amounts capitalized)	335	278	71	233
Income taxes	28	65	26	106
Noncash investing and financing activities:
Noncash construction expenditures (a)	61	49	70	25
Noncash capital contribution related to settlement of certain income taxes payable (b)	50	—	—	—
Noncash distribution of investment to parent	—	24	—	—
Noncash contribution related to incentive compensation plans	—	—	28	—
Noncash capital contribution from Texas Holdings	—	—	12	—

(a)	Represents end-of-period accruals.
(b)	Reflects noncash settlement of certain income taxes payable arising as a result of the sale of noncontrolling interests in Oncor.

21.	CONDENSED FINANCIAL INFORMATION OF REGISTRANT

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED STATEMENTS OF INCOME (LOSS)

(millions of dollars)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007

Income tax benefit	$—	$4	$—	$—
Equity in earnings (losses) of subsidiary	256	(327)	64	263

Net income (loss)	$256	$(323)	$64	$263

See Notes to Financial Statements.

CONDENSED STATEMENTS OF CASH FLOWS

(millions of dollars)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007

Cash flows — operating activities:
Net income	$256	$(323)	$64	$263
Adjustments to reconcile net income to cash provided by operating activities:
Equity in (earnings) losses of subsidiaries	(256)	327	(64)	(263)
Deferred income taxes — net	(50)	(4)	—	—
Net changes in operating assets and liabilities	266	331	—	—

Cash provided by operating activities	216	331	—	—

Cash flows — financing activities:
Proceeds from sale of noncontrolling interests, net of transaction costs (Note 14)	—	1,253	—	—
Distribution to parent of equity sale net proceeds	—	(1,253)	—	—
Distributions to parent	(216)	(330)	—	—

Cash used in financing activities	(216)	(330)	—	—

Cash flows — investing activities:
Cash used in investing activities	—	—	—	—

Net change in cash and cash equivalents	—	1	—	—
Cash and cash equivalents — beginning balance	1	—	—	—

Cash and cash equivalents — ending balance	$1	$1	$—	$—

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED BALANCE SHEETS

(millions of dollars)

	Successor
	December 31, 2009	December 31, 2008
ASSETS

Current assets:
Cash and cash equivalents	$1	$1
Income taxes receivable from EFH Corp.	3	1
Other current assets	2	2

Total current assets	6	4

Investments	5,804	5,741

Total assets	$5,810	$5,745

LIABILITIES AND MEMBERSHIP INTEREST

Current liabilities:
Other current liabilities	$3	$—

Total current liabilities	3	—
Accumulated deferred income taxes	91	141

Other noncurrent liabilities and deferred credits	321	299

Total liabilities	415	440

Membership interest	5,395	5,305

Total liabilities and membership interest	$5,810	$5,745

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

NOTES TO CONDENSED FINANCIAL STATEMENTS

Basis of Presentation

The accompanying unconsolidated condensed balance sheets, statements of income (loss) and cash flows present results of operations and cash flows of Oncor Holdings for periods subsequent to the Merger, at which time Oncor Holdings was formed. Oncor Holdings, which is a Delaware limited liability company wholly-owned by Intermediate Holding, is the holding company for approximately 80% of the membership interests in Oncor as of December 31, 2009. The financial statements reflect the application of purchase accounting for the Merger at Oncor. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been omitted pursuant to the rules of the SEC. Because the unconsolidated condensed financial statements do not include all of the information and footnotes required by US GAAP, they should be read in conjunction with Oncor Holdings’ consolidated financial statements and Notes 1 through 20. Oncor Holdings’ subsidiaries have been accounted for under the equity method. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated. The predecessor to Oncor Holdings is Oncor. Accordingly, Predecessor amounts in the accompanying unconsolidated condensed statements of income (loss) and cash flows reflect Oncor’s results accounted for under the equity method. The financial statements of Oncor are presented as the Predecessor of Oncor Holdings’ historical consolidated financial statements and related notes.

Distribution Restrictions

While there are no direct restrictions on Oncor Holdings’ ability to distribute its net income that are currently material, substantially all of Oncor Holdings’ net income is derived from Oncor. The boards of directors of each of Oncor and Oncor Holdings, which are composed of a majority of independent directors, can withhold distributions to the extent the boards determine that it is necessary to retain such amounts to meet expected future requirements of Oncor and/or Oncor Holdings. For the period beginning October 11, 2007 and ending December 31, 2012, distributions paid by Oncor (other than distributions of the proceeds of any issuance of limited liability company units) are limited by the Limited Liability Company Agreement to an amount not to exceed Oncor’s net cumulative income determined in accordance with GAAP, as adjusted by applicable orders of the PUCT. Such adjustments include deducting the $72 million ($46 million after tax) one-time refund to customers in September 2008 and deducting funds spent as part of the $100 million commitment for additional demand-side management or other energy efficiency initiatives (see Note 4) of which $22 million ($14 million after tax) has been spent through December 31, 2009, neither of which impacted net income due to purchase accounting, and removing the effect of the $860 million goodwill impairment charge from fourth quarter 2008 net income available for distribution. The goodwill impairment charge and refund are described in Notes 3 and 4, respectively. Distributions are further limited by Oncor’s required regulatory capital structure, as determined by the PUCT, to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. For 2009, $35 million of net income was restricted from being used to make distributions on membership interests. The net proceeds of $1.253 billion received from the 2008 sale of equity interests to Texas Transmission and certain members of Oncor’s management and board of directors were excluded from these distribution limitations.

On February 11, 2010, Oncor’s board of directors declared a cash distribution of between $34 million and $41 million to be paid to Oncor Holdings on February 19, 2010. During 2009 and 2008, Oncor’s board of directors declared, and Oncor paid, cash distributions to Oncor Holdings totaling $216 million and $330 million, respectively. No dividends were received for the period from October 11, 2007 through December 31, 2007.

The net proceeds of $1.253 billion from Oncor’s sale of equity interests in November 2008 were distributed to Intermediate Holding and ultimately to EFH Corp.